SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13E-3

(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Husker Ag, LLC

(Name of Issuer)

Husker Ag, LLC

Robert E. Brummels

Ronald A. Fick

Kent A. Friedrich

Stanley Gyberg

James Hall

Mike Kinney

Walter Kittrell

Fredrick J. Knievel

James Krause

David Stearns

J. Alex Thramer

Gerald Winter

Leonard Wostrel

(Name of Persons Filing Statement)

Membership Units

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Douglas D. Murray

Dennis J. Fogland

Baird Holm LLP

1700 Farnam Street

1500 Woodmen Tower

Omaha, Nebraska 68102

(402) 344-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,813,310.60	$464.26

*	For purposes of calculating the fee only. Estimated transaction valuation is based on the book value per membership unit of common equity as of March 31, 2008 ($2,445.82) to be exchanged in the reclassification transaction for Class A-1 membership units. The estimated transaction valuation is equal to the product obtained by multiplying (A) the March 31, 2008 book value of $2,445.82 by (B) the estimated total number of membership units (4,830) owned by all members who are record holders of 20 or fewer membership units in each member’s account immediately prior to the effective time of the reclassification transaction to which this Rule 13e-3 Transaction Statement relates.
**	The payment of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals the Transaction Valuation multiplied by .0000393.

☒	Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$417.11	Filing Party:	Husker Ag, LLC
Form or Registration No.:	Schedule 13E-3	Date Filed:	January 18, 2008

Amount previously paid:	$29.75	Filing Party:	Husker Ag, LLC
Form or Registration No.:	Schedule 13E-3 – Amendment No. 1	Date Filed:	April 23, 2008

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by Husker Ag, LLC, a Nebraska limited liability company (the “Company”), Robert E. Brummels, Ronald A. Fick, Kent A. Friedrich, Stanley Gyberg, James Hall, Mike Kinney, Walter Kittrell, Fredrick J. Knievel, James Krause, David Stearns, J. Alex Thramer, Gerald Winter, and Leonard Wostrel, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is proposing that its members approve a proposed Third Amended and Restated Operating Agreement that will result in a reclassification of the Company’s original membership units held by members who are the record holders of 20 or fewer membership units. If the reclassification is completed, the Company’s original membership units held by members who are the record holders of 20 or fewer membership units will be reclassified on the basis of one Class A-1 member unit for each original membership unit held by such members immediately prior to the effective time of the reclassification. All other membership units will remain outstanding and be unaffected by the reclassification except as described in the Company’s proxy statement described below. The effect of the reclassification will be to reduce the number of original members of record to less than 300, which will allow the Company to suspend its reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which all members of the Company will be given notice of the special meeting at which they will be asked to approve the proposed Third Amended and Restated Operating Agreement, and to transact any other business properly brought before the special meeting.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

(Regulation M-A Item 1001)

The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET” is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.

(Regulation M-A Item 1002)

(a)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Husker Ag, LLC” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Record Date” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “MARKET PRICE OF HUSKER AG, LLC MEMBERSHIP UNITS AND DISTRIBUTION INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “MARKET PRICE OF HUSKER AG, LLC MEMBERSHIP UNITS AND DISTRIBUTION INFORMATION—Distributions” is hereby incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the proxy statement under the caption “MEMBERSHIP UNIT PURCHASE INFORMATION” is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(Regulation M-A Item 1003(a) through (c))

(a)	See the information set forth in subsection (c) below.

(b)	Not applicable.

(c)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Husker Ag, LLC” is hereby incorporated herein by reference.

During the last five years, none of the Company, Robert E. Brummels, Ronald A. Fick, Kent A. Friedrich, Stanley Gyberg, James Hall, Mike Kinney, Walter Kittrell, Fredrick J. Knievel, James Krause, David Stearns, J. Alex Thramer, Gerald Winter, or Leonard Wostrel (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name and principal business of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the other filing persons, who are also the directors and executive officers of the Company. Each person identified below is a United States citizen and may be contacted via telephone at (402) 582-4446. Unless otherwise noted, all directors and executive officers have been employed in the principal occupations noted below for the past five years or more.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Robert E. Brummels 56849 876 Road Coleridge, NE 68727	Robert E. Brummels, of Coleridge, Nebraska, is a lifelong resident of Cedar County, Nebraska. He and his wife currently operate a farm northeast of Coleridge where they raise corn, soybeans and alfalfa and own a cow-calf herd. Prior to his current farming operation, Mr. Brummels was in the dairy business from 1974 through 1986 and in the hog business from 1987 through 1998. In 1973 Mr. Brummels graduated from the University of Nebraska-Lincoln College of Agriculture with a Bachelor of Science degree in animal science. Mr. Brummels has served as Treasurer of Husker Ag since June 2004.

Ronald A. Fick 1159 101st Street Luverne, MN 56156	Ronald A. Fick, of Luverne, Minnesota, is self-employed and has operated a corn and soybean grain farming operation (Harvest Farms) since 1973. He is also owner of a gravel and rock extraction business. Mr. Fick’s operations are located just to the southwest of Luverne, Minnesota. Mr. Fick served on the Sioux Valley Southwestern Electric Advisory Board for 11 years. He has served on the Rock County Fair Board of Directors for over 20 years, 3 years as President.

Kent A. Friedrich 53695 865 Road Plainview, NE 68769	Kent A. Friedrich, and his wife Denise, along with their three children, have been lifelong residents of Plainview, Nebraska. Kent currently runs his own Edward Jones investment office in Norfolk, Nebraska, where he has worked since 2002. Mr. Friedrich and his wife have also operated a farming operation for over 25 years. Mr. Friedrich has served on numerous boards and is currently serving as Director of Specialty Protein Producers, LLC. He is also currently serving on a local school board. Mr. Friedrich has served as Vice Chairman of the Board and Vice President of Husker Ag since July 2006.

Stanley Gyberg 2209 Pebble Beach Lane Brandon, SD 57005	Stanley Gyberg is a self-employed farmer and has been actively engaged in farming for 39 years and currently operates an 800 acre farm with a corn and soybean rotation. Mr. Gyberg currently serves as a member of the Board of Directors of CORN-er Stone Farmers Co-op. Mr. Gyberg has been married to his wife Irene for over 40 years and they have 3 grown children.

James Hall 26941 480th Ave. Sioux Falls, SD 57108	James Hall, of Sioux Falls, South Dakota, was a former director of Agri-Energy, L.P. Mr. Hall has been a farmer for 43 years in Southeast South Dakota. Mr. Hall is the former President of the Lincoln County Farm Bureau and is currently the President of the Lincoln County Soybean Association.

Mike Kinney 51100 836 Road Elgin, NE 68636	Mike Kinney has been employed by Kinney, Inc., which is a family farm corporation located near Elgin, Nebraska since 1974. He is currently serving as Vice President of Kinney, Inc. Mr. Kinney is also a partner in Kinney Bros., a farming operation. Mr. Kinney has served as Chairman of the Board and President of Husker Ag since July 2006, and previously served as the Vice Chairman and Vice President from June 2004 – July 2006.

Name and Address	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Walter Kittrell 516 South 4th Street Columbus, NE 68601	Walter Kittrell, of Columbus, Nebraska, is currently Vice President of Marketing and Project Development for Fagen, Inc. and he has been employed by Fagen since March 1994. Fagen, Inc. is a design-build contractor specializing in the construction of ethanol plants.

Fredrick J. Knievel 51272 846 Rd. Clearwater, NE 68726	Fredrick J. Knievel is the President and co-owner of Knievel Farms, Inc. which is a farming operation located near Clearwater, Nebraska engaged in the production of corn, soybeans, hay and cattle. Mr. Knievel has been associated with Knievel Farms, Inc. since 1978. Mr. Knievel served as Chairman of the Board and President of Husker Ag from June 2004 until July 2006.

James Krause 52609 865 Road Brunswick, NE 68720	James Krause is a lifelong resident of Brunswick, Nebraska. Mr. Krause and his wife, Janet, own Krause Family Farms, Inc., which operates a family farm raising irrigated corn and soybeans as well as hogs and cattle. Mr. Krause is a member of the Antelope County Zoning Board, has served on the Plainview school board for eight years, and is a member of the Antelope County corn, soybean, and pork growers associations.

David Stearns 1110 N. Kniss Luverne, MN 56156	David Stearns currently resides in Luverne, Minnesota, where he was born and raised. From August 1998 through June 30, 2007, Mr. Stearns was employed as a DDG Marketer with Agri-Energy, L.P. a 20-million gallon per year ethanol plant located in Luverne, Minnesota. Mr. Stearns’ duties with Agri-Energy, L.P. included the selling and scheduling of sales of distiller grains, and management of the scale office for all inbound and outbound commodities. Mr. Stearns is currently retired.

J. Alex Thramer Box 278 Ewing, NE 68735	J. Alex Thramer was self-employed in the irrigation sales and services industry by Thramer Irrigation located near Ewing, Nebraska which has been in operation for over 30 years. Mr. Thramer retired in February 2008.

Gerald Winter 678 90th Avenue Luverne, MN 56156	Gerald Winter, of Luverne, Minnesota, is a lifelong resident of Rock County, Minnesota. He and his family have been farming since 1960. He has served on numerous boards including as Chairman of the Rock County Rural Board and in the capacity of President of the congregation of his church. Mr. Winter has also been actively involved with Agri-Energy, L.P., of Luverne, Minnesota from the time of its inception.

Leonard Wostrel 86752 Highway 13 Creighton, NE 68729	Leonard Wostrel is a resident of Creighton, Nebraska, where he currently farms 1500 acres raising corn and soybeans in Pierce, Knox and Antelope Counties. Mr. Wostrel has been in the farming business for over 40 years. Mr. Wostrel has served as Secretary of Husker Ag since June 2004.

ITEM 4. Terms of Transaction.

(Regulation M-A Item 1004(a) and (c) through (f))

(a)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Overview of the Rule 13e-3 Transaction,” “ PROPOSAL 1A – 1F: RULE 13E-3

TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” “ PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Purpose and Structure of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Husker Ag; Plans or Proposals after the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Members of Husker Ag,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Material Federal Income Tax Consequences of the Reclassification”, “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval” and “DESCRIPTION OF MEMBERSHIP UNITS” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Overview of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Members of Husker Ag” and “DESCRIPTION OF MEMBERSHIP UNITS” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT— Rule 13e-3 Transaction Special Factors—Appraisal Rights and Dissenters’ Rights” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—Provisions for Unaffiliated Members” is hereby incorporated herein by reference.

(f)	Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(Regulation M-A Item 1005(a) through (c) and (e))

(a)	The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,” is hereby incorporated herein by reference.

(b)-(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation—Substantive Fairness” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Agreements Involving Husker Ag’s Securities” and “MEMBERSHIP UNIT PURCHASE INFORMATION—Recent Transactions” is hereby incorporated herein by reference. Further, each of Messrs. Brummels, Hall, Kittrell, Kinney and Stearns has pledged all or a portion of his membership units as collateral as required by certain lenders.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(Regulation M-A Item 1006(b) and (c)(1)-(8))

(b)	The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Husker Ag; Plans or Proposals after the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Husker Ag; Plans or Proposals after the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Members of Husker Ag” is hereby incorporated herein by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects.

(Regulation M-A Item 1013)

(a)-(c)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Purpose and Structure of the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(d)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Husker Ag; Plans or Proposals after the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Effects of the Rule 13e-3 Transaction on Members of Husker Ag,” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.

(Regulation M-A Item 1014)

(a)-(f)	The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET—Proposals 1A – 1F: Rule 13e-3 Transaction; and Adoption of Third Amended and Restated Operating Agreement—Vote Required for Approval of Proposal Nos. 1A – 1F,” “SUMMARY TERM SHEET—Proposal 2: Amendment to the Articles of Organization—Vote Required for Approval of Proposal 2; Board Recommendation”, “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

(Regulation M-A Item 1015)

(a)-(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reports, Opinions, Appraisals and Negotiations.”

ITEM 10. Source and Amount of Funds or Other Consideration.

(Regulation M-A Item 1007)

(a)-(b)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Financing of the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(c)	The information set forth in the proxy statement under the caption “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Fees and Expenses” is hereby incorporated herein by reference.

(d)	Not applicable.

ITEM 11. Interest in Securities of the Subject Company.

(Regulation M-A Item 1008)

(a)	The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF DIRECTORS, OFFICERS, AND CERTAIN OTHER MEMBERSHIP UNITHOLDERS” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the caption “MEMBERSHIP UNIT PURCHASE INFORMATION—Recent Transactions” is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

(Regulation M-A Item 1012(d) and (e))

(d)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval,” “PROPOSAL 1A – 1F: RULE 13E-3

TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction,” “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation,” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Interests of Certain Persons in the Rule 13e-3 Transaction” is hereby incorporated herein by reference.

(e)	The information set forth in the proxy statement under the captions “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Background of the Rule 13e-3 Transaction” and “PROPOSAL 1A – 1F: RULE 13E-3 TRANSACTION; AND ADOPTION OF THIRD AMENDED AND RESTATED OPERATING AGREEMENT—Rule 13e-3 Transaction Special Factors—Reasons for the Rule 13e-3 Transaction; Fairness of the Rule 13e-3 Transaction; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

(Regulation M-A Item 1010(a) and (b))

(a)	The information set forth in the following documents are incorporated by reference herein:

•	our Annual Report on Form 10-K for fiscal year ended December 31, 2007, including audited financial information, and all exhibits related thereto.

•	our Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2008, including unaudited financial information.

The information set forth in the proxy statement under the captions “OTHER MATTERS—Where You Can Find More Information” and “OTHER MATTERS—Information Incorporated by Reference” is hereby incorporated herein by reference.

(b)	The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION—Selected Historical Financial Data” and “FINANCIAL INFORMATION—Pro forma Information” is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

(Regulation M-A Item 1009)

(a)-(b)	The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS—Persons Making the Solicitation” is hereby incorporated herein by reference.

ITEM 15. Additional Information.

(Regulation M-A Item 1011(b))

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Exhibits.

(Regulation M-A Item 1016(a) through (d), (f) and (g))

(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Husker Ag, LLC Second Amended and Restated Operating Agreement**

(d)(2)	Proposed Husker Ag, LLC Third Amended and Restated Operating Agreement.***

(f)	Not applicable.

(g)	Not applicable.

Other:

24.1	Power of Attorney executed by Ronald A. Fick

24.2	Power of Attorney executed by Stanley Gyberg

24.3	Power of Attorney executed by Walter Kittrell

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about May 27, 2008.
**	Incorporated by reference to Appendix A of Exhibit (a).
***	Incorporated by reference to Appendix B of Exhibit (a).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2008	HUSKER AG, LLC

	By:	/s/ Mike Kinney
	Name:	Mike Kinney
	Title:	Chairman of the Board

OTHER FILING PERSONS:

/s/ Robert E. Brummels
Robert E. Brummels

/s/ Ronald A. Fick*
Ronald A. Fick

/s/ Kent A. Friedrich
Kent A. Friedrich

/s/ Stanley Gyberg*
Stanley Gyberg

/s/ James Hall
James Hall

/s/ Mike Kinney
Mike Kinney

/s/ Walter Kittrell*
Walter Kittrell

/s/ Fredrick J. Knievel
Fredrick J. Knievel

/s/ James Krause
James Krause

/s/ David Stearns
David Stearns

/s/ J. Alex Thramer
J. Alex Thramer

/s/ Gerald Winter
Gerald Winter

/s/ Leonard Wostrel
Leonard Wostrel

*	By Mike Kinney pursuant to Power of Attorney.

Exhibit Index

Exhibit Number	Description

(a)	Preliminary Proxy Statement, together with all appendices and proxy card.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Husker Ag, LLC Second Amended and Restated Operating Agreement.**

(d)(2)	Proposed Husker Ag, LLC Third Amended and Restated Operating Agreement.***

(f)	Not applicable.

(g)	Not applicable.

Other:

24.1	Power of Attorney executed by Ronald A. Fick

24.2	Power of Attorney executed by Stanley Gyberg

24.3	Power of Attorney executed by Walter Kittrell

*	Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on or about May 27, 2008.
**	Incorporated by reference to Appendix A of Exhibit (a).
***	Incorporated by reference to Appendix B of Exhibit (a).